Mexico City, October 21st, 2003 - America Movil, S.A. de C.V. ("America Movil") [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2003.

In September America Movil's wireless subscriber base reached 37.6 million after net additions of 1.8 million subscribers during the third quarter, while the number of fixed lines totaled 890 thousand. During the first nine months of the year 4.9 million net subscribers were added to America Movil's subscriber base. The number of America Movil's wireless subscribers would have increased to 40.7 million and that of fixed lines, to 1.5 million had the consolidation of BCP, CTE and CTI taken place in the third quarter .

Revenues continued their growth trend, totaling 21.3 billion pesos in the third quarter and 58.5 billion pesos in the first nine months of the year. The latter figure is 39.0% higher than that of the same period a year before.

Telcel's ARPU remain on the rise, increasing in the quarter by 3.4% in the case of prepaid subscribers and 2.1% in postpaids.

Quarterly EBITDA rose 6.7% in the third quarter and 36.8% relative to the year before, to 8.2 billion pesos; they represented 38.4% of revenues. Year-to-date EBITDA reached 22.4 billion pesos, equivalent to 38.3% of sales.

Operating profits were up 13.7% in the quarter and 49.3% on an annual basis, to 4.7 billion pesos, bringing the total through September to 12.7 billion pesos, 39.5% more than in the first nine months of 2002.

At 1.9 billion pesos, America Movil's net income is 7.4 times greater than that of the third quarter of 2002. Year-to-date net profits totaled 9.6 billion pesos, up 4.7 times annually.

America Movil's total debt rose by 5.7 billion pesos to 49.0 billion pesos at the end of September, although net debt remained practically unchanged in the quarter at 30.6 billion pesos. The ratio of net debt to EBITDA (last twelve months) decreased to 1.0 times.

America Movil entered into agreements to acquire majority ownership interests in BCP in Brazil, CTE in El Salvador and CTI in Argentina. The company also acquired the remaining minority interest in Conecel.

Relevant Events

In July America Movil acquired the remaining minority interests in its Ecuadorian subsidiary Conecel. It now owns a 100% interest in that company.

America Movil presented in August a bid for Brazilian wireless company BCP, which has 1.7 million subscribers in the metropolitan area of Sao Paulo. Under the terms of the bid (which was accepted by the sellers of the company) America Movil will pay the sellers 625 million dollars and will receive a company with no third-party debt. The transaction, which is subject, among other things, to regulatory approval, is expected to close in the fourth quarter. America Movil provided Brazilian company Telemar an option to acquire 28% of BCP once the acquisition is completed; the option will expire by the end of October.

In September America Movil entered into an agreement with France Telecom and certain other investors to acquire 51% of the shares of Compania de Telecomunicaciones de El Salvador, or CTE, which provides fixed and mobile telecommunication services in El Salvador, for a purchase price of 417 million dollars. The transaction is expected to close before the end of October. CTE has approximately 620 thousand wire-line subscribers and 151 thousand wireless subscribers.

On October 17, Verizon and The Blackstone Group sold to Coinmov, a consortium of investors, 100% of the equity of Argentine wireless company CTI. At the same time America Movil exercised the option it had acquired from Coinmov on a controlling interest in Argentine wireless company CTI. Through the exercise of the option and the purchase of the ownership interest that one of the investors held in Coinmov America Movil now holds a 64% economic interest and 80% voting interest in the company. CTI has 1.2 million subscribers and licenses that allow it to provide nationwide wireless service in Argentina, a country with a population of approximately 38 million people.

Subscribers

After net additions of 1.8 million subscribers in the third quarter, America Movil's wireless subscriber base reached 37.6 million at the end of September and its number of landlines 890 thousand. Wireless equity subscribers totaled 36.7 million, 5.6% more than at the end of the previous quarter and 26.7% more than a year earlier.

Had the consolidation in America Movil of BCP, CTI and CTE taken place in the third quarter, the number of wireless subscribers would have increased to 40.7 million and that of fixed lines, to 1.5 million.

Telcel had its strongest quarter so far this year with net additions of 818 thousand subscribers (3.8% growth over the second quarter), bringing to over 2 million subscribers the number for the first nine months of the year. Its subscriber base ended the quarter at 22.1 million.

The Ecuadorian operation registered double digit subscriber growth during the quarter (14.3%), gaining 165 thousand net subscribers. Guatemala's net additions came in at 62 thousand, whereas Nicaragua nearly doubled its fledging subscriber base to 56 thousand. Comcel, in Colombia, and Tracfone in the U.S. each added just under 150 thousand subscribers. Tracfone now has over 2.5 million subscribers.

The five Brazilian subsidiaries that make up Telecom Americas increased by 386 thousand net subscribers their subscriber base. The more dynamic amongst them was Americel, whose subscriber base rose by 9.2% in the quarter, followed by Telet and BSE, with approximately 7.5% subscriber growth rates.

The number of fixed lines in Guatemala increased from 862 thousand at the end of June to 890 thousand in September.

America Movil's Consolidated Results

America Movil's third quarter revenues increased by 7.1% in the quarter and 33.0% in relation to the year before, to 21.3 billion pesos. All the regions covered by America Movil experienced good rates of growth on both quarterly and annual terms (in the case of Ecuador, adjusting for an extraordinary interconnection revenue obtained in the second quarter) on the back of continued subscriber growth and the incorporation of Brazilian wireless company BSE from May 2003.

Through September, America Movil's revenues totaled 58.6 billion pesos, 39% more than a year before. EBITDA, which rose 6.7% in the quarter, to 8.2 billion pesos, reached 22.4 billion pesos in the first nine months of the year, up 46.2% on the previous year. Operating profits increased by 13.7% in the quarter and 39.5% on an annual basis, bringing the total through September to 12.7 billion pesos.

An extraordinary charge by way of deferred taxes in the amount of 861 million pesos was registered in the period. This charge helps to explain, together with the significant difference in the foreign exchange results (the previous quarter had shown important foreign exchange gains associated with the appreciation of the Brazilian real) the reduction in net income observed in the third quarter in spite of stronger operational numbers, to 1.9 billion pesos.

The debt of America Movil (including accrued financial expenses) stood at 49.0 billion pesos at the end of September, having increased by 5.7 billion pesos (in September's prices) since the end of June. This corresponds to the funding put in place by the company to cover the payments due on account of the acquisitions of ownership interests in various companies agreed to in the third quarter. Since these payments were not made in the period, the company's net debt remained practically unchanged as compared to June, at 30.6 billion pesos at the end of September. The net debt to EBITDA (last twelve months) ratio came down to 1.0 times. Once the payments mentioned above are made, the company's net debt will increase to approximately 43.3 billion pesos.

Mexico

Telcel's third quarter revenues showed a sequential and annual increase of 6.2% and 25.1%, respectively to reach 13.3 billion pesos, with service revenues expanding at similar rates over the same periods. Prepaid ARPU kept rising for the sixth quarter in a row, 3.4% sequentially, driven by MOU, which were up 4.8% in the quarter, whereas postpaid ARPU also increased in the quarter by 2.1%. Year-to-date, revenues totaled 37.4 billion pesos and were 23.2% higher than those of the same period of 2002.

At 5.9 billion pesos, Telcel's quarterly EBITDA was 8.4% higher quarter over quarter and 49.5% compared to the same period a year before. The EBITDA margin reached 44.2% and was up almost one-percentage point in the quarter and 4.8 percentage points on an annual basis. The improvement in EBITDA relative to the previous year was driven by solid subscriber and traffic growth and effective containment of costs. Telcel's EBITDA for the first nine months of the year amounted to 16 billion pesos, up 36.9% year on year.

Quarterly operating profits rose by 9.3% over the previous quarter and by nearly 50% relative to a year before, to 4.7 billion pesos. For the first nine months of the year operating profits were up 41.7% relative to the same period of 2002, to 12.5 billion pesos; this represented a margin of 33.5% of revenues.

Central America

With double-digit wireless subscriber growth during the quarter, the combined Central American operations of America Movil finalized September with 844 thousand wireless subscribers. Over 6% of these are now based in Nicaragua, where the number of subscribers grew by 96% in the third quarter alone, with the remainder in Guatemala. In addition to the wireless subscribers, the Central American operations had 890 thousand fixed lines at the end of September, up from 862 thousand at the end of June.

Revenues amounted to 131 million dollars in the third quarter, 7.6% more than in the previous one. Revenue growth was driven by higher MOUs and a significant increase in equipment revenues against the previous quarter. During the first nine months of the year revenues totaled 370 million dollars, 6% more than the year before.

At 69 million dollars, the third quarter's EBITDA was up 10.6% on annual basis. For the first nine months of the year the EBITDA surpassed 200 million dollars and the operating profits reached 117 million dollars, having risen by 5.0% and 7.5% respectively from the levels seen in the same period of 2002.

Brazil

Telecom Americas reached 7.1 million subscribers at the end of September, having added 386 thousand new customers during the third quarter of 2003 and 763 thousand during the first nine months of the year (not including those incorporated through the acquisition of BSE). The subscriber base grew by 5.8% quarter over quarter and by 46.3% on an annual basis.

Telecom Americas' third quarter revenues increased by 62.2% year-on-year, to 737 million reais, having risen by 3.9% sequentially. For the first nine months of the year they were 36.0% higher than those of the year before, reflecting the organic subscriber growth of Telecom Americas' subsidiaries and the incorporation in May 2003 of BSE.

It must be noted that as a consequence of Telecom Americas' move to the regulatory regime known as SMP (Servico Movel Pessoal), certain changes in accounting procedures took place effective July 2003. The most important refers to the new practice of "bill-and-keep", by which interconnection revenues and expenditures generated by fixed-wireless and by wireless-wireless traffic are canceled out and only the net revenue (cost) is reflected. As a consequence of these changes, the new revenues and cost data are really not comparable to data generated in previous periods. An idea of the magnitude of these changes as regards the third quarter numbers is as follows: service revenues would have increased by 6.5% quarter-on-quarter, as opposed to 1.7% which was obtained by the new methodology.

EBITDA totaled 156 million reais in the third quarter and 527 million reais for the year through September. The decline in the company's third quarter EBITDA relative to the previous year's reflects the extraordinary costs incurred with the launching of Telecom Americas' new nationwide brand (Claro) and with the deployment of the networks in those regions where Telecom Americas is developing green-field operations. Telecom Americas acquired in November 2002 licenses from the Brazilian Government to provide wireless services in the regions of Parana/Santa Catarina; Bahia/Sergipe; and the Sao Paulo metropolitan area.

The company registered an operating loss of 52 million reais in the quarter and 60 million reais through September.

Colombia

In September America Movil's wireless operations in Colombia reached 3.7 million subscribers, almost 30% more than at the end of 2002. Net subscriber gains during the quarter stood at 146 thousand.

Comcel's revenues reached 357 billion Colombian pesos in the third quarter, a 4% sequential increase and 33.2% greater than those of the same quarter a year before. Year-to-date revenues were up 40.6% on an annual basis, surpassing one trillion Colombian pesos.

With a 36.9% margin, Comcel's EBITDA reached 132 billion Colombian pesos in the quarter, up 6.4% relative to the previous one. Year-to-date EBITDA rose by 59.2%, to 360 billion Colombian pesos, and represented 35.4% of revenues.

The company's operating profit increased 68.1% on an annual basis, to 46 billion Colombian pesos in the quarter, having risen by 7.9% quarter over quarter. Through September operating earnings came in at 118 billion Colombian pesos, more than double the previous year's.

Ecuador

Ecuadorian subsidiary Conecel has added almost 400 thousand new clients so far this year, bringing its wireless subscriber base to 1.3 million. Net additions during the quarter amounted to 165 thousand, 41.5% of the year's total, as Conecel's GSM services (launched during May) have proved to be well accepted.

Total revenues during the quarter stood at 58 million dollars, down 20.3% quarter over quarter, which is explained by the fact that an extraordinary interconnection revenue in the amount of 21 million dollars was registered in the second quarter. Without this exceptional item, revenues would have grown by 12.2% sequentially, with service revenues increasing by 6.4%. Year- to-date revenues reached 168 million dollars, almost doubling those of the prior year.

At 62 million dollars, EBITDA for the first nine months of 2003 was more than double that of the same period of 2002. The EBITDA margin came in at 37.1% of revenues. Quarterly EBITDA totaled 20 million dollars, 75.9% higher relative to the same period of 2002.

Operating profits for the first nine months of the year reached 40 million dollars or 23.7% of revenues, a strong increase relative to the previous year (four times). The quarter's operating balance stood at 12 million dollars (a 20.4% margin), 2.6 times higher compared to that of 2002.

United States

After adding 149 thousand subscribers in the third quarter, Tracfone's subscriber base surpassed the 2.5 million mark, an increase of 6.1% sequentially and 40.6% annually. The company's operating figures (ARPU, MOU and churn rate) came in practically unchanged quarter over quarter but had significant improvements when compared to the same period of 2002.

Total revenues during the third quarter totaled 155 million dollars and were up 6.4% on the quarter and 46.2% year on year. Through September, revenues added up to 426 million dollars and were 31.7% higher than those of the same period of 2002.

The steady increase in revenues, as well as the containment of costs, helped bring about a quarterly EBITDA of 12 million dollars, more than double that of the previous quarter. The company posted an EBITDA margin of 7.6% in the quarter, a reflection of Tracfone's improved operating performance. The latter resulted in an operating profit of 7 million dollars, or 4.3% of revenues.